Exhibit 99.1

Rio Alto Mining Limited Form 40-F Filed on Edgar

For Immediate Release	April 19, 2013

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) announces that the Company’s annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission, consisting of the Company's 2012 annual audited consolidated financial statements, management's discussion and analysis and annual information form ("AIF"). These filings are available for viewing and retrieval through Edgar at www.sec.gov.

The AIF and the 2012 annual audited consolidated financial statements and management’s discussion and analysis have also been filed by the Company with the applicable Canadian regulatory bodies. These filings are available for viewing and retrieval through Sedar at www.sedar.com.

The Company’s annual filings are also available on the Company’s website at www.rioaltomining.com. Hard copies of the annual audited consolidated financial statements and accompanying notes are available, free of charge, to shareholders upon written request.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF

RIO ALTO MINING LIMITED

Anthony Hawkshaw

Chief Financial Officer & Director

FOR FURTHER INFORMATION, CONTACT:

Anthony Hawkshaw, CFO		Alejandra Gomez, Investor Relations
Phone:	+1 604 628 1401	Phone:	+1 604 628 1401
Fax:	+1 866 393 4493	Fax:	+1 866 393 4493
Email:	tonyh@rioaltomining.com	Email:	alejandrag@rioaltomining.com
Web :	www.rioaltomining.com